Exhibit 99.1
RISK FACTORS CONTAINED IN AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM S-1
OF TOPS HOLDING CORPORATION AND ITS SUBSIDIARIES
FILED ON OCTOBER 29, 2010
Risks Related to Our Business
The operations of Penn Traffic may not be successfully integrated with our existing operations and we may not realize any of the anticipated benefits, synergies or cost savings to the extent or in the time frame contemplated, if at all, or such benefits, synergies or cost savings may require higher expenditures than anticipated.
As a result of the closing of the Acquisition, we need to successfully integrate the operations of Penn Traffic with our business operations. Integrating the operations of Penn Traffic with ours will be a complex and time-consuming process. Prior to the Acquisition, Penn Traffic operated independently, with its own business, corporate culture, locations, employees and systems. Completion of the integration involves a number of risks, including, but not limited to, the following:
•	difficulties in detecting all significant risks and liabilities;
•	the diversion of management’s attention from the management of our daily operations;
•	the assimilation and retention of certain Penn Traffic employees;
•
difficulties in the efficient coordination of departments, information technology systems, accounting and billing systems and technologies, as well as in maintaining uniform standards and controls, including internal controls, procedures and policies and compliance activities;

•	our ability to generate sufficient cash to fund our planned capital expenditures and inventory expansion at the Penn Traffic stores acquired in the Acquisition;
•	our increased indebtedness;
•	higher than anticipated integration costs; and
•	the inability to divest unwanted stores.
Notwithstanding the terms of, and injunctions provided for in, the bankruptcy court order, dated January 25, 2010, authorizing and approving the Acquisition (the “Acquisition Order”), a creditor (including any governmental agency) of Penn Traffic or any of its subsidiaries (collectively, the “Debtors”) may attempt to assert against us or the assets we acquired from the Debtors its existing lien, claim, interest, or encumbrance against such Debtors. In addition, there can be no guaranty that any potential remedies against the Debtors will in fact be sufficient to fully protect or compensate us with respect to any liens, claims, interests, or encumbrances held by a party who did not receive notice of the proposed Acquisition prior to the entry of the Acquisition Order, that are not subsequently removed by the bankruptcy court in connection with the Acquisition. Accordingly, the holders of any liens that are not so removed may seek to assert a higher priority lien or interest on the particular asset in question. In addition, further notwithstanding the terms of the Acquisition Order or the applicable provisions of the United States Bankruptcy Code, it is possible that parties-in-interest in the Debtors’ bankruptcy cases may later attempt to challenge the terms or validity of the Acquisition.
The Penn Traffic purchase agreement does not provide for any indemnification of any losses or liabilities we may incur as a result of the Acquisition. In addition, we may not be able to maintain the levels of revenue or earnings that the two companies have achieved or might achieve separately. Furthermore, Penn Traffic filed for bankruptcy three times during the past eleven years. Penn Traffic has a history of operating losses and there is no assurance that Penn Traffic’s operations will contribute positively to our financial performance or financial condition as a result of the Acquisition. Penn Traffic’s stores suffered a significant deterioration in results of operations during its bankruptcy case and there can be no assurances our strategy to improve the performance of these stores will be successful. Additionally, successful coordination with Penn Traffic’s operations will depend on our ability to maximize efficiencies between the Penn Traffic supermarkets and our operations, realize opportunities for revenue growth and eliminate redundant and excess costs.

There can be no assurance that we will achieve anticipated synergies from our acquisition of Penn Traffic.
We consummated the Acquisition with the expectation that it will result in beneficial synergies, such as cost savings and enhanced growth. Any success in realizing these benefits and the timing of this realization, if any, depend upon the successful integration of the operations of Penn Traffic into ours, and upon general and industry-specific economic factors. As a result, we may not achieve synergies in amounts anticipated or at all and any savings may be more costly to achieve than we planned. The anticipated savings opportunities are based on projections and assumptions, all of which are subject to change. We cannot guarantee, however, that we will be able to achieve our expected cost savings and any other cost savings opportunities, that any identified cost savings will be achieved in a timely manner or that other unexpected costs will not offset any savings we do achieve. A variety of risks could cause us not to achieve the expected cost savings, including among others:
•	higher than expected severance costs related to staff reductions;
•	higher than expected retention costs for employees that will be retained;
•	delays in the anticipated timing of activities related to our cost savings plan;
•	other unexpected costs associated with operating the business; and
•	the inability to divest unwanted assets.
Our failure to achieve our expected annual cost savings could have a material adverse effect on our financial condition, results of operations and liquidity.
General economic conditions that impact consumer spending could adversely affect us.
The retail food business is sensitive to changes in general economic conditions, both nationally and locally. Recessionary economic cycles, higher interest rates, higher fuel and other energy costs, inflation, increases in commodity prices, higher levels of unemployment, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect consumer spending or buying habits may materially adversely affect the demand for products we sell in our supermarkets. The United States economy and financial markets have recently declined and experienced volatility due to uncertainties related to energy prices, availability of credit, difficulties in the banking and financial services sectors, the decline in the housing market, diminished market liquidity, falling consumer confidence and rising unemployment rates. As a result, consumers are more cautious. This may lead to additional reductions in consumer spending, to consumers trading down to a less expensive mix of products or to consumers trading down to discounters for grocery items, all of which may affect our financial condition and results of operations. Food deflation could reduce sales growth, while food inflation, combined with reduced consumer spending, could reduce gross profit margins.
Furthermore, we may experience additional reductions in traffic in our supermarkets or limitations on the prices we can charge for our products, either of which may reduce our sales and profit margins and have a material adverse affect on our financial condition, results of operations and cash flows. Also, economic factors such as those listed above and increased transportation costs, higher costs of labor, insurance and healthcare, and changes in other laws and regulations may increase our costs of sales and our operating, selling, general and administrative expenses, and otherwise materially adversely affect the financial condition and results of operations of the retail food business.
Increased competition could adversely affect us.
The supermarket industry is highly competitive. We compete with various types of retailers, including local, regional and national supermarket retailers, convenience stores, retail drug chains, national general merchandisers and discount retailers, membership clubs, warehouse stores and independent and specialty grocers. Our competitors include national and regional supermarket chains which compete on the basis of location, quality of products, service, price, product variety and store condition. These competitors have attempted to increase market share through expanding their footprint and discount pricing, creating a more difficult environment in which to consistently increase year-over-year sales. We also face heightened competition from restaurants and fast food chains due to the increasing portion of household food expenditures directed to the purchase of food prepared outside the home. In addition, other national or international supermarket or comparable store operators could enter our markets.
Our marketing areas in Upstate New York and Northern Pennsylvania continues to be highly competitive. Our markets change as competitors open and close supermarket locations and introduce new pricing strategies. We face increased competitive pressure from existing competitors and from the threatened entry by one or more major new competitors. The supermarket industry could undergo substantial consolidation in future years, resulting in competitors with increased financial resources and purchasing power. Some of our competitors have greater resources than us and are not unionized, resulting in potentially lower labor and benefit costs. These competitors could use these resources to take measures which could materially adversely affect our competitive position. In addition, we face competitive pressures from existing “big box” format retailers.

Low profit margins could adversely affect us.
Profit margins in the grocery industry are very narrow. In order to increase or maintain our profit margins, strategies are used to reduce costs, such as productivity improvements, shrink reduction, distribution center efficiencies, energy efficiency programs and other similar strategies. Changes in product mix also may negatively affect certain financial measures. If we are unable to effectively manage costs there may be a material adverse effect on our business and financial performance.
Unsuccessful expansion and renovation plans could adversely affect us.
We have spent, and intend to continue to spend, significant capital and management resources on the development and implementation of our renovation and expansion plans. These plans, if implemented, may not be successful, may not improve operating results and may have an adverse effect on cash flow and management resources due to the significant amount of capital invested and management time expended.
The level of sales and profit margins in our existing stores may not be duplicated in new stores and expenditures to renovate existing stores may not generate a return on that capital, depending on factors such as prevailing competition, development cost, and market position in the surrounding community. These factors could have a material adverse affect on our business, financial condition, results of operations and/or cash flows.
Increases in utility, fuel and commodity prices could adversely affect us.
We are dependent on the use of trucks to distribute goods to our markets. Therefore, fluctuations in the price of fuel affect our overall cost of doing business. Additionally, increases in the cost of electricity and other utilities affect the cost of illuminating and operating our stores and warehouse and distribution facilities, and the cost of goods sold by us, including plastic bags, can be significantly impacted by increases in commodity prices. Oil prices also directly affect our product transportation costs. We may not be able to recover these rising costs through increased prices charged to our customers and our results of operations and cash flows could be materially adversely affected by increases in the cost of one or more of these resources.
Availability and wholesale price of gasoline and retail gasoline prices could adversely affect us.
Fuel stations are operated at 36 of our store locations (including two franchise locations). We obtain gasoline and diesel fuel from a number of different suppliers. Long term disruption in the availability and wholesale price of gasoline for resale could have a material adverse effect on us, our financial condition, results of operations and/or cash flows.
Crude oil and domestic wholesale petroleum markets are volatile. General political conditions, acts of war or terrorism, instability in oil producing regions, particularly in the Middle East, Russia and South America and disasters such as the recent oil spill in the Gulf Coast could significantly impact crude oil supplies and wholesale petroleum costs. Significant increases and volatility in wholesale petroleum costs could result in significant increases in our retail price of gasoline and could have an adverse effect on our total gasoline sales (both in terms of dollars and gallons sold), the profitability of gasoline sales, or our plans to develop additional fuel centers. Also, retail gas price volatility could diminish customer usage of fueling centers and, thus, materially adversely affect customer traffic at our stores.
The geographic concentration of our supermarkets creates a heavy exposure to the risks of the local economy and other local adverse conditions.
We operate in Upstate New York and Northern Pennsylvania and therefore are vulnerable to economic downturns in those regions. Our headquarters, warehouse and distribution facilities and a significant number of our stores are located within a relatively limited geographic area. As a result, we are more susceptible to regional conditions than the operations of more geographically diversified competitors and any unforeseen events or circumstances that affect the area could also materially adversely affect our revenues and profitability. These factors include, among other things, changes in the economy, weather conditions, demographics and population.
Severe weather, natural disasters and adverse climate changes may materially adversely affect our financial condition and results of operations.
Severe weather conditions and other natural disasters in areas in which we have stores or distribution facilities or from which we obtain products may materially adversely affect our results of operations. Such conditions may result in physical damage to our properties, closure of one or more of our stores or distribution facilities, inadequate work force in our markets, temporary disruption in the supply of products, delays in the delivery of goods to our stores and a reduction in the availability of products in our stores. In addition, adverse climate conditions and adverse weather patterns, such as drought or flood, that impact growing conditions and the quantity and quality of crops may materially adversely affect the availability or cost of certain products within the grocery supply chain. Any of these factors may disrupt our businesses and materially adversely affect our financial condition, results of operations and cash flows.

We rely on a principal supplier for a substantial amount of our products.
Pursuant to the terms of a long term supply agreement, we currently acquire substantially all of our grocery, frozen and perishable merchandise requirements from C&S Wholesale Grocers. During Fiscal 2009 and the 28-week period ended July 17, 2010, products supplied from C&S accounted for approximately 60% and 61%, respectively, of our inventory purchases. As a result of the Acquisition, we expect this percentage to increase as C&S supplied the majority of Penn Traffic’s grocery, frozen and perishable requirements. We have a contract with C&S until September 24, 2016, during which we expect to acquire a substantial portion of our saleable inventory from C&S. In addition, we entered into new agreements with C&S in connection with the Acquisition. See “Business—Sources of Supply.” Although we have not experienced difficulty in the supply of these products to date, supply interruptions by C&S could occur in the future. Any significant interruption in this supply stream, either as a result of disruptions at C&S or if our supply agreement with C&S were terminated or not renewed for any reason, could have a material adverse effect on our business and results of operations.
We are therefore subject to the risks of C&S’s business, including potential labor disruptions at C&S’s facilities, increased regulatory obligations and distribution problems which may affect C&S’s ability to obtain products. Other suppliers that could provide similar products are limited in number and there is no assurance that we would be able to secure an alternative supplier on commercially reasonable terms. In addition, a change in suppliers could cause a delay in distribution and a possible loss of sales, which would materially adversely affect our operating results and cash flows.
Prolonged labor disputes with unionized employees and increases in labor costs could adversely affect us.
Our largest operating costs are attributable to labor costs and, therefore, our financial performance is greatly influenced by increases in wage and benefit costs, including pension and health care costs, a competitive labor market and the risk of labor disruption of our unionized work force.
Approximately 91% of our employees are represented by unions and covered by collective bargaining or similar agreements that are subject to periodic renegotiation. Our renegotiations of expiring collective bargaining agreements and new collective bargaining agreements may not prove successful, may result in a significant increase in labor costs, or may result in a disruption to our operations. We expect that we would incur additional costs and face increased competition if we lost customers during a work stoppage or labor disturbance.
We currently have five collective bargaining agreements with United Food and Commercial Workers District Union Local One (the “UFCW” or “Local One”), all of which are scheduled to expire between April 2011 and July 2011. Additionally, we are a party to two collective bargaining agreements with unions that represented certain of the employees of the retained Penn Traffic stores. These agreements are scheduled to expire in March 2012 and April 2013.
In the renegotiation of our current contracts (and the negotiation of our new contracts), rising health care and pension costs and the nature and structure of work rules will be important issues. As a result of the Acquisition, our contributions to Local One’s multiemployer pension plan comprise a substantial majority of all contributions to the plan, which could have an impact on the terms of the renegotiated collective bargaining agreements. The terms of the renegotiated collective bargaining agreements could create either a financial advantage or disadvantage for us as compared to our major competitors and could have a material adverse effect on our results of operations and financial condition. We cannot guarantee that our labor negotiations will conclude successfully or that any work stoppage or labor disturbances will not occur. A prolonged work stoppage affecting a substantial number of stores could have a material adverse effect on our financial condition, results of operations and cash flows. We also expect that in the event of a work stoppage or labor disturbance, we could incur additional costs and face increased competition for customers.
Our contribution obligations to the Local One multiemployer pension plan (the “Local One Plan”) to which we contribute will likely increase, and we are contingently liable for withdrawal liability to the extent we withdraw, either completely or partially, from the multiemployer plan. The amount of multiemployer plan withdrawal liability for which we are contingently liable has increased as a result of the Acquisition.
We understand, based on information provided to us by the plan administrator of Local One, that as of January 1, 2010, the Local One Plan was underfunded on a current liability basis. Tops received notice from the plan administrator of the Local One Plan that, for purposes of the federal laws regulating multiemployer pension plans, the Local One Plan is in “critical status” for the plan year beginning January 1, 2009, and according to the actuary for the Local One Plan, projections indicate that the Local One Plan will continue to be in critical status for the plan year beginning January 1, 2010. The trustees of the Local One Plan adopted a rehabilitation plan which we expect to be updated later this year, and Tops had previously negotiated amended terms to its collective bargaining agreements that comply with the requirements of the rehabilitation plan, including annual ten percent increases in contribution rates. There is no assurance, however, that the rehabilitation plan will be sufficient to move the Local One Plan from its critical status, so further contribution increases and/or benefit reductions will likely be required in future years.

In connection with the Acquisition, Tops has agreed to contribute to the Local One Plan with respect to the stores located in Local One’s jurisdiction through at least April 2011, to the extent these stores remain open and are not sold (or their leases rejected as part of Penn Traffic’s bankruptcy proceedings). As a result of this agreement, the Local One Plan now covers more of our employees, and our annual contributions to the Local One Plan have increased.
If we withdraw from the Local One Plan, either completely or partially, we would likely incur withdrawal liability with respect to our share of the Local One Plan’s unfunded vested benefits. The actuary for the Local One Plan had previously estimated that, as of December 31, 2008, Tops’ withdrawal liability (before taking into account the Acquisition) would be approximately $97.7 million in the event of its complete withdrawal from the Local One Plan during the 2009 plan year. In addition, because of the Acquisition, we will also be contingently liable to the Local One Plan for a substantial portion of Penn Traffic’s share of the plan’s unfunded vested benefits in the event of our withdrawal from the Local One Plan. The actuary for the Local One Plan had previously estimated for Penn Traffic that, as of December 31, 2008, Penn Traffic’s withdrawal liability would be approximately $49.8 million in the event of its complete withdrawal from the Local One Plan during the 2009 plan year. Even without regard to the Acquisition, a portion of that withdrawal liability would have been reallocated to Tops to the extent Penn Traffic had withdrawn from the Local One Plan and a portion of its withdrawal liability was uncollectible due to Penn Traffic’s bankruptcy proceedings. We have not received the year-end 2009 final actuarial estimates for the Local One Plan from the plan administrator, and we expect to receive updated actuarial data and withdrawal liability estimates from the plan administrator later this year. We anticipate that the estimates for withdrawals occurring in 2010 will increase from the 2009 estimates noted above. Any withdrawal liability assessed against us in connection with a complete or partial withdrawal would generally be payable to the Local One Plan over an amortization schedule under which our aggregate annual payments would be capped based on a formula that takes into account our highest contribution rates in the last ten years. These withdrawal liability payments would be in addition to pension contributions to any new pension plan adopted or contributed to by us to replace the Local One Plan.
As a result of the Acquisition, if we withdraw from the Local One Plan, there is an increased risk that our complete withdrawal could be considered a mass withdrawal, in which case our aggregate withdrawal liability obligations could be higher than those described above. Changes to pension laws and regulations could alter the likelihood and amount of any liabilities arising under the Local One Plan.
Various aspects of our business are subject to federal, state and local laws and regulations. Our compliance with these regulations may require additional capital expenditures and could materially adversely affect our ability to conduct our business as planned.
We are subject to federal, state and local laws and regulations relating to zoning, land use, environmental protection, work place safety, public health, community right-to-know, alcoholic beverage sales, tobacco sales and pharmaceutical sales. The state of New York and several local jurisdictions regulate the licensing of supermarkets, including alcoholic beverage license grants. In addition, certain local regulations may limit our ability to sell alcoholic beverages at certain times. A variety of state programs regulate the production and sale of milk, including the price of raw milk, through federal market orders and price support programs. The price of raw milk can fluctuate widely, which could materially adversely affect our business, financial condition, results of operations and cash flows. We are also subject to laws governing our relationship with employees, including minimum wage requirements, overtime, working conditions, disabled access and work permit requirements. Compliance with, or changes in, these laws or new laws could reduce the revenue and profitability of our supermarkets and could otherwise materially adversely affect our business, financial condition or results of operations. A number of federal, state and local laws impose requirements or restrictions on business owners with respect to access by disabled persons. Our compliance with these laws may result in modifications to our properties, or prevent us from performing certain further renovations.
Our pharmacy business is subject to, and influenced by, certain government laws and regulations, including those administered and enforced by Medicare, Medicaid, the Drug Enforcement Administration (the “DEA”), the Consumer Product Safety Commission, the U.S. Federal Trade Commission and the U.S. Food and Drug Administration. For example, the conversion of various prescription drugs to over-the-counter medications may reduce our pharmacy sales, and if the rate at which new prescription drugs become available slows or if new prescription drugs that are introduced into the market fail to achieve popularity, our pharmacy sales may be materially adversely affected. The withdrawal of certain drugs from the market may also materially adversely affect our pharmacy business. Changes in third party reimbursement levels for prescription drugs, including changes in Medicare or state Medicaid programs, could also reduce our margins and have a material adverse effect on our business. In order to dispense controlled substances, we are required to register our pharmacies with the DEA and to comply with security, recordkeeping, inventory control and labeling standards.

In addition, our pharmacy business is subject to local regulations in the states where our pharmacies are located, applicable Medicare and Medicaid regulations and state and federal prohibitions against certain payments intended to induce referrals of patients or other health care business. Failure to properly adhere to these and other applicable regulations could result in the imposition of civil, administrative and criminal penalties including suspension of payments from government programs; loss of required government certifications; loss of authorizations to participate in, or exclusion from, government reimbursement programs such as Medicare and Medicaid; loss of licenses; significant fines or monetary penalties for anti-kickback law violations, submission of false claims or other failures to meet reimbursement program requirements and could materially adversely affect the continued operation of our business. Our pharmacy business is also subject to the Health Insurance Portability and Accountability Act, including its obligations to protect the confidentiality of certain patient information and other obligations. Failure to properly adhere to these requirements could result in the imposition of civil as well as criminal penalties.
We are also subject to various federal, state, and local environmental requirements applicable to our supermarkets, fuel stations, distribution facilities and handling of regulated materials such as gasoline. As a result of these laws, we could be responsible for remediation of environmental conditions and may be subject to associated liabilities.
Certain risks are inherent in providing pharmacy services, and our insurance may not be adequate to cover any claims against us.
Pharmacies are exposed to risks inherent in the packaging and distribution of pharmaceuticals and other healthcare products, such as risks of liability for products which cause harm to consumers. Although we maintain professional liability insurance and errors and omissions liability insurance, we cannot guarantee that the coverage limits under our insurance programs will be adequate to protect us against future claims, or that we will be able to maintain this insurance on acceptable terms in the future, or at all. Our results of operations, financial condition or cash flows may be materially adversely affected if in the future our insurance coverage proves to be inadequate or unavailable, or there is an increase in the liability for which we self-insure, or we suffer harm to our reputation as a result of an error or omission.
If the number or severity of claims for which we are self-insured increases, or we are required to accrue or pay additional amounts because the claims prove to be more severe than our recorded liabilities, our financial condition and results of operations may be materially adversely affected.
We use a combination of insurance and self-insurance to provide for potential liabilities for workers’ compensation, automobile and general liability, property insurance and employee healthcare benefits. We estimate the liabilities associated with the risks retained by us, in part, by considering historical claims experience, demographic and severity factors and other actuarial assumptions which, by their nature, are subject to a degree of variability. Any actuarial projection of losses concerning workers’ compensation and general and automobile liability is subject to a degree of variability. Among the causes of this variability are unpredictable external factors affecting future inflation rates, discount rates, litigation trends, legal interpretations, benefit level changes and actual claim settlement patterns.
Some of the many sources of uncertainty in our reserve estimates include changes in benefit levels, medical fee schedules, medical utilization guidelines, vocation rehabilitation and apportionment. If the number or severity of claims for which we are self-insured increases, or we are required to accrue or pay additional amounts because the claims prove to be more severe than our original assessments, our financial condition, results of operations and cash flows may be materially adversely affected.
Our policy is to discount our self-insurance liabilities at a risk-free interest rate, which is appropriate based on our ability to reliably estimate the amount and timing of cash payments. If, in the future, we were to experience significant volatility in the amount and timing of cash payments compared to our earlier estimates, we would assess whether it is appropriate to continue to discount these liabilities.
Compliance with and potential liability under environmental laws could have a material adverse effect on us.
Our operations subject us to various laws and regulations relating to the protection of the environment, including those governing the management and disposal of hazardous materials and the cleanup of contaminated sites. Some environmental laws, such as CERCLA and similar state statutes, impose strict, and under certain circumstances joint and several, liability for the entire cost of investigation, removal or remediation of a contaminated site, and also impose liability for any related damages to natural resources upon any current or former site owners or operators, or upon any party who sent waste to the site.
We may also be subject to third-party claims alleging property damage and/or personal injury in connection with releases of or exposure to hazardous substances at, from or in the vicinity of our current or former properties or off-site waste disposal sites. The costs associated with the investigation and remediation of contamination, as well as any associated third-party claims, could be substantial, and could have a material adverse effect on our business and results of operations and our ability to service our outstanding indebtedness. In addition, the presence or failure to remediate identified or unidentified contamination at our properties could potentially materially adversely affect our ability to sell or rent such property or to borrow money using such property as collateral.

We are required to make financial expenditures to comply with regulations governing underground storage tanks adopted by federal, state and local regulatory agencies. Compliance with existing and future environmental laws regulating underground storage tank systems of the kind we use may require significant capital expenditures in the future. These expenditures may include upgrades, modifications, and the replacement of underground storage tanks and related piping to comply with current and future regulatory requirements designed to ensure the detection, prevention, investigation and remediation of leaks and spills.
In addition, the Federal Clean Air Act and similar state laws impose requirements on emissions to the air from motor fueling activities in certain areas of the country, including those that do not meet state or national ambient air quality standards. These laws may require the installation of vapor recovery systems to control emissions of volatile organic compounds to the air during the motor fueling process. The regulatory requirements with respect to underground storage tank systems of the kind we use may become more stringent or apply to an increased number of underground storage tanks in the future, which require additional, potentially material, expenditures.
We cannot assure you that violations of environmental requirements that are applicable to us will not occur. We may not have identified all of the environmental liabilities at all of our current and former locations; material environmental conditions not known to us may exist; future law, ordinances or regulations may impose material environmental liability or compliance costs on us; or a material environmental condition may otherwise exist as to any one or more of our locations. In the future, we may incur substantial expenditures for remediation of contamination that has not been discovered at existing locations or locations that we may acquire. Furthermore, new laws, new interpretations of existing laws, increased governmental enforcement of existing laws or other developments could require us to make additional capital expenditures or incur additional liabilities. The occurrence of any of these events could have a material adverse effect on our business, results of operations and cash flows.
The dangers inherent in the storage of motor fuel could cause disruptions and could expose us to potentially significant losses, costs or liabilities, and insurance, if available, may not adequately cover any such exposure.
We operate retail outlets that sell refined petroleum products. We store motor fuel in underground storage tanks at these locations. Our operations are subject to significant hazards and risks inherent in storing motor fuel. These hazards and risks include, but are not limited to, fires, explosions, traffic accidents, spills, discharges and other releases, any of which could result in distribution difficulties and disruptions, environmental pollution, governmentally-imposed fines or clean-up obligations, personal injury or wrongful death claims and other damage to our properties and the properties of others. Insurance is not available against all operational risks, especially environmental risks, and there is no assurance that insurance will be available in the future. In addition, as a result of factors affecting insurance providers, insurance premiums with respect to renewed insurance policies may increase significantly compared to what we currently pay. The occurrence of a significant event that is not fully insured could have a material adverse effect on our business, results of operations and cash flows.
Food and drug safety concerns and related unfavorable publicity may materially adversely affect our sales and results of operations.
We could be materially adversely affected if consumers lose confidence in the safety and quality of the food supply chain. Adverse publicity about these concerns, whether or not ultimately based on fact, and whether or not involving products sold at our stores, could discourage consumers from buying our products. The real or perceived sale of contaminated food products by us could result in a loss of consumer confidence and product liability claims, which could have a material adverse effect on our sales and operations.
To the extent that we are unable to maintain appropriate sanitation and quality standards in our stores, food safety and quality issues could involve expense and damage to our various brand names. Additionally, concerns about the safety or effectiveness of certain drugs or negative publicity surrounding certain categories of drugs may have a negative impact on our pharmacy sales.
Threats or potential threats to security or the occurrence of a widespread health epidemic may materially adversely affect our financial condition and results of operations.
Our business may be severely impacted by wartime activities, threats or acts of terror or a widespread regional, national or global health epidemic, such as pandemic flu. Such activities, threats or epidemics may materially adversely impact our business by disrupting production and delivery of products to our supermarkets or to our independent retail customers, by affecting our ability to appropriately staff our supermarkets and by causing customers to avoid public gathering places or otherwise change their shopping behaviors.

Additionally, data theft, information espionage or other criminal activity directed at the retail industry or computer or communications systems may materially adversely affect our businesses by causing us to implement costly security measures in recognition of actual or potential threats, by requiring us to expend significant time and expense developing, maintaining or upgrading our information technology systems and by causing us to incur significant costs to reimburse third parties for damages. Such activities may also materially adversely affect our financial condition, results of operations and cash flows by reducing consumer confidence in the marketplace and by modifying consumer spending habits.
We are heavily dependent on our key personnel.
Our success is largely dependent upon the efforts and skills of our senior management team and other key managers. The loss of the services of one or more of such persons could have a material adverse effect on our business and results of operations. In addition, we compete with other potential employers for employees, and we may not succeed in hiring or retaining the executives and other employees that we need.
Any difficulties we experience with respect to our information technology systems could lead to significant costs or losses.
We have large, complex information technology systems that are important to our business operations. We could encounter difficulties developing new systems or maintaining and upgrading existing systems. Such difficulties could lead to significant expenses or losses due to disruption in our business operations.
Despite our considerable efforts to secure and maintain our computer network, security could be compromised, confidential information could be misappropriated, or system disruptions could occur. This could lead to disruption of operations, loss of sales or profits or cause us to incur significant costs to reimburse third parties for damages.
We have outsourced our information technology services to HP Enterprise Services, LLC (“HP”) (formerly known as Electronic Data Systems, LLC). Our information technology (“IT”) hub is located in North Carolina. Any disruption caused by financial distress, adverse weather conditions, any legal actions affecting HP, or other factors affecting our relationship with HP could result in a material disruption to our business.
If we experience a data security breach and confidential customer information is disclosed, we may be subject to penalties, and experience negative publicity, which could affect our customer relationships and have a material adverse effect on our business.
We and our customers could suffer harm if customer information were accessed by third parties due to a security failure in our systems. The collection of data and processing of transactions require us to receive and store a large amount of personally identifiable data. This type of data is subject to legislation and regulation in various jurisdictions. Recently, data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting state and federal legislative proposals addressing data privacy and security. If some of the current proposals are adopted, we may be subject to more extensive requirements to protect the customer information that we process in connection with the purchases of our products. We may become exposed to potential liabilities with respect to the data that we collect, manage and process, and may incur legal costs if our information security policies and procedures are not effective or if we are required to defend our methods of collection, processing and storage of personal data. Future investigations, lawsuits or adverse publicity relating to our methods of handling personal data could adversely affect our business, results of operations, financial condition and cash flows due to the costs and negative market reaction relating to such developments.

Litigation may materially adversely affect our businesses, financial condition and results of operations.
Our operations are characterized by a high volume of customer traffic and by transactions involving a wide variety of product selections. These operations carry a higher exposure to consumer litigation risk when compared to the operations of companies operating in many other industries. Consequently, we may be a party to individual personal injury, bad fuel, products liability and other legal actions in the ordinary course of our business, including litigation arising from food-related illness. The outcome of litigation, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. The cost to defend future litigation may be significant. There may also be adverse publicity associated with litigation that may decrease consumer confidence in our businesses, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation may materially adversely affect our businesses, financial condition, results of operations and cash flows.
Morgan Stanley Private Equity (“MSPE”) and private equity affiliates of HSBC Private Equity Advisors LLC (“HSBC”) own the majority of our capital stock, which allows them to have significant influence over substantially all matters requiring shareholder approval.
Various funds affiliated with MSPE and HSBC, hold 71.6% and 19.9%, respectively, of our issued and outstanding capital stock. As a result of this equity ownership and our Amended and Restated Shareholders’ Agreement dated as of January 29, 2010 with MSPE, HSBC and certain other persons named therein, MSPE and HSBC have the power to significantly influence the results of stockholder votes, as well as transactions involving a potential change of control of us. MSPE also controls the election of our Board of Directors. So long as MSPE retains sufficient ownership of our voting power, it has rights to board representation, as well as consent rights in connection with certain major company actions including changes to company policies and organizational documents, dispositions and financing activity.
The interests of MSPE and HSBC, as our controlling shareholders, could conflict with the interests of the holders of the notes. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of MSPE and HSBC as holders of our equity might conflict with the noteholders’ interests. MSPE and HSBC may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that would enhance the value of the equity position of MSPE and HSBC in us, even though such transactions might involve risks to the noteholders. Corporate opportunities may arise in the area of potential competitive business activities that may be attractive to us as well as to MSPE, HSBC or their affiliates, including potential acquisitions by MSPE, HSBC or their affiliates of competing businesses. Any competition could intensify if an affiliate or subsidiary of MSPE or HSBC were to enter into or acquire a business similar to our business. MSPE, HSBC or their affiliates may direct relevant corporate opportunities to other entities which they control rather than to us. Further, neither MSPE nor HSBC has any obligation to provide us with any equity or debt financing in the future in excess of certain capital calls up to a cap.